Exhibit 99.2

ESCROW AGREEMENT

Agreement dated this 27th day of June 2011 by and between W270, Inc. (hereinafter the “Company”) located at 4221 Camino Alegre, La Mesa, California 91941 and Gary B. Wolff (hereinafter “Escrow Agent”) located at 488 Madison Avenue, Suite 1100, New York, New York 10022.

WHEREAS, Escrow Agent warrants and represents that he has read and reviewed the Company’s Form S-1 Registration Statement as initially filed simultaneously with this Escrow Agreement (“Agreement”); and

WHEREAS, based upon such review and in particular, but not limited to that portion of the Registration Statement under the caption “The Offering,” Escrow Agent agrees with the Company to abide by all terms and conditions set forth under the aforesaid heading The Offering. A copy of such Section being annexed hereto as Exhibit A, and

WHEREAS, the Company is in full agreement with Escrow Agent.

NOW THEREFORE, the parties hereto agree to abide by each of the terms and conditions as set forth in the Company’s Registration Statement as same relate to the Company’s offering of securities and the maintenance of the Escrow Account.

W270, INC.	GARY B. WOLFF, P.C.
4221 Camino Alegre	488 MADISON AVE., SUTIE 1100
La Mesa, California 91941	NEW YORK, NEW YORK 10022

By: /s/ Wesley E. Fry	By: /s/ Gary B. Wolff
Wesley E. Fry, President	Gary B. Wolff

Exhibit A

The Offering

W270, Inc. (“W270”) is offering, on a best-efforts self-underwritten basis, a maximum of 2,000,000 shares of its common stock at a price of $0.01 per share. The proceeds from the sale of the shares in this offering will be payable to the Gary B. Wolff, P.C. - Escrow Account, W270’s escrow agent. Gary B. Wolff, P.C., acts as legal counsel for W270 and, therefore, may not be considered an independent third party. All subscription agreements and checks are irrevocable and should be delivered to Gary B. Wolff, P.C. at the address provided on the Subscription Agreement.

All subscription funds will be held in a noninterest-bearing account pending completion of the offering. The offering may terminate on the earlier of:

(i)

the date when the sale of all 2,000,000 shares is completed,

(ii)

180 days from the effective date of this document or any extension thereto; the Company having the right, in its sole discretion, to extend the initial offering period for an additional 180 days..

Neither the Company nor any subscriber shall receive interest no matter how long subscriber funds might be held.

The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 90 days of the close of the offering or as soon thereafter as practicable.

The offering price of the common stock has been determined arbitrarily and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth.

Shares of common stock offered by us

Maximum of 2,000,000 shares

Use of proceeds

W270 will apply the proceeds from the offering to pay for accounting fees, legal and professional fees associated with the offering. The total estimated costs of the offering ($75,000) exceed the maximum amount of offering proceeds ($20,000).

Termination of the offering

The offering will conclude when all 2,000,000 shares of common stock have been sold, or 180 days after this registration statement becomes effective with the Securities and Exchange Commission. W270 may at its discretion extend the offering for an additional 180 days.

Risk factors

The purchase of our common stock involves a high degree of risk. The common stock offered in this prospectus is for investment purposes only and currently no market for our common stock exists. Please refer to the sections entitled "Risk Factors" and "Dilution" before making an investment in this stock.

Trading Market

None. While a market maker intends on filing a Rule 211 application with the Financial Industry Regulatory Authority (“FINRA”) in order to apply for the inclusion of our common stock in the Over-the-Counter Bulletin Board (“OTCBB”), such efforts may not be successful and our shares may never be quoted and owners of our common stock may not have a market in which to sell the shares. Also, no estimate may be given as to the time that this application process will require.

The Company may not be able to meet the requirements for a public listing or quotation of its common stock. Further, even if the Company's common stock is quoted or granted listing, a market for the common shares may not develop.

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